FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT DATA ON CD47 BLOCKER
TTI-622 IN ADVANCED RELAPSED OR REFRACTORY LYMPHOMA AT THE
ASCO20 VIRTUAL SCIENTIFIC PROGRAM

CAMBRIDGE, MA, May 13, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, will present data on its novel CD47 checkpoint inhibitor, TTI-622, at the Developmental Therapeutics Session of the ASCO20 Virtual Scientific Program to be held May 29-31, 2020. The presentation will highlight a first-in-human study evaluating TTI-622 in patients with advanced relapsed or refractory lymphoma.

Presentation details are as follows:

Presenter: Krish Patel, MD

Title: Ongoing, First-in-human, Phase 1 Dose Escalation Study of the Investigational CD47-blocker TTI-622 in Patients with Advanced Relapsed or Refractory Lymphoma

Session: Developmental Therapeutics - Immunotherapy

Abstract: 3030

Session Type: Poster Presentation (Poster #94)

The poster will be available on the meeting website beginning Friday, May 29 at 8:00 am ET. A copy of the poster will also be available on the Events and Presentations page of Trillium's website.

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com